

September 26, 2014

Via E-mail
Clifford K. Bown
Chief Financial Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook Terrace, IL 60181

> **Re:** **VASCO Data Security International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 12, 2014**
> **File No. 000-24389**

Dear Mr. Bown:

We have reviewed your letter dated September 4, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1 - Business

Customers and Markets, page 15

1. We note your response to prior comment 1 but it appears that a material description of the global supply agreement, including the term and termination provisions governing the framework for business between VASCO and HSBC and HSBC Members, would be appropriate. In this regard, we note that HSBC can terminate the agreement at any time without cause with 90 days' notice and without payment of any termination charges. Given that HSBC, your largest customer, accounted for approximately 18%, 10% and 17% of your total revenue in 2013, 2012 and 2011, respectively, this provision of the

agreement appears to pose a significant risk to the company that should be disclosed in your filing. Please advise.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, the undersigned at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor